Annual Report

Cover Page

Name of issuer:

Elite Amateur Fight League, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: IN
Date of organization: 11/1/2019

Physical address of issuer:

647 N HOLLY LN
Griffith IN 46319

Website of issuer:

http://eliteamateurfightleague.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$50,170.00	$14,922.00
Cash & Cash Equivalents:	$50,170.00	$14,922.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$1,870.00	$0.00
Long-term Debt:	$60,717.00	$62,402.00
Revenues/Sales:	$24,947.00	$140,616.00
Cost of Goods Sold:	$19,975.00	$110,316.00
Taxes Paid:	$0.00	$0.00
Net Income:	($13,159.00)	$5,472.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Elite Amateur Fight League, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Scott Sinclair	CEO	Xclutel Communications	2020
Jesse Nunez	CEO	Elite Amateur Fight League	2014
Rob Tovar	Business Executive	2112 Inc	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jesse Nunez	President	2014
Jesse Nunez	CEO	2014
Rob Tovar	Media Relations	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jesse Nunez	4950000.0 Common Stock	99.5

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The following risk factors are not intended as a substitute for professional legal, tax or financial advice. These risks factors are non-exhaustive and are intended to highlight certain risks associate with investing in securities (equity) that are not registered with the Securities and Exchange Commission. This investment is highly speculative and should not be made by anyone who cannot afford to risk their entire capital contribution. In addition to these risks, you should carefully consider the specific information and risks disclosed by the issuer issuing the securities (referred to herein as the "Company"). We strongly advise you to consult an independent financial advisor before investing.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Investments in small businesses and start-up companies are often risky.

The Company's management may be inexperienced and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

The Securities will not be registered, and no one has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of the offering.

No governmental agency has reviewed the offerings posted and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of any offering. The exemptions relied upon for such offerings are significantly dependent upon the accuracy of the representations of the investors to be made to the Company in connection with the offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

There is no public trading market for the securities, and none may develop. The securities sold in this offering are restricted and not freely transferable.

There has been no public or private market for the Company's securities, and there can be no assurance that any such market would develop in the foreseeable future. There is, therefore, no assurance that the securities can be resold at all, or near the offering price. You will be required to represent that it is acquiring such securities for investment and not with a view to distribution or resale, that it understands that the securities are not freely transferable and, in any event, that it must bear the economic risk of an investment in the securities for an indefinite must bear the economic risk of an investment in the securities for an indefinite period of time because the securities have not been registered under the Act or applicable state Blue Sky or securities laws. The securities cannot be resold unless they are subsequently registered or an exemption from registration is available.

There is no active trading market for the securities being offered and no market may develop in the foreseeable future for any of such securities. Further, there can be no assurance that the Company will ever consummate a public offering of any of the Company's securities. Accordingly, investors must bear the economic risk of an investment in the securities for an indefinite period of time. Even if an active market develops for such securities, Rule 144 promulgated under the Securities Act ("Rule 144"), which provides for an exemption from the registration requirements under the Securities Act under certain conditions, requires, among other conditions, for resales of securities acquired in a non public offering without having to satisfy such registration requirements, a six-month holding period following acquisition of and payment in full for such securities assuming the issuer of such securities has filed periodic reports with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for a period of 90 days prior to the proposed sale. If the issuer of such securities has not made such filings, such securities will be subject to a one-year holding period before they can be resold under Rule 144. There can be no assurance that the Company will fulfill any reporting requirements in the future under the Exchange Act or disseminate to the public any current financial or other information concerning the Company, as is required by Rule 144 as part of the conditions of its availability.

Accordingly, you should be prepared to hold the securities acquired in such offerings indefinitely and cannot expect to be able to liquidate any or all of their investment even in case of an emergency. In addition, any proposed transfer must comply with restrictions on transfer imposed by the Company and by federal and state securities laws. The Company may permit the transfer of such securities out of a subscriber's name only when his or her request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Securities Act or any applicable state securities or "blue sky" laws.

THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL EVER FILE A REGISTRATION STATEMENT TO REGISTER SUCH SECURITIES, THAT SUCH REGISTRATION STATEMENT WILL BECOME EFFECTIVE, OR THAT ONCE EFFECTIVE, SUCH EFFECTIVENESS WILL BE MAINTAINED.

The Company has limited operating history.

The Company is still in an early phase, and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development, with low barriers to entry. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company may need additional capital, which may not be available.

The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities.

Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

The offering price of the securities offered on the Site has been arbitrarily determined and may not be indicative of its actual value or future market prices.

The offering price was not established in a competitive market, but was determined by the placement agent and the Company. The offering price bears no relationship to the Company's assets, book value, historical results of operations or any other established criterion of value. The offering price should not be considered as an indication of the Company's actual value or the value of the securities.

The Company's management may have broad discretion in how the Company use the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company may not be able to manage its potential growth.

For the Company to succeed, it needs to experience significant expansion. There

For the Company to succeed, it needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on the Company's management, operational and financial resources. To manage any material growth, the Company will be required to implement operational and financial systems, procedures and controls. It also will be required to expand its finance, administrative and operations staff. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. The Company's failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

The Company faces significant competition

The Company faces competition from other companies, some of which might have received more funding than the Company has. One or more of the Company's competitors could offer services similar to those offered by the Company at significantly lower prices, which would cause downward pressure on the prices the Company would be able to charge for its services. If the Company is not able to charge the prices it anticipates charging for its services, there may be a material adverse effect on the Company's results of operations and financial condition. In addition, while the Company believes it is well-positioned to be the market leader in its industry, the emergence of one of its existing or future competitors as a market leader may limit the Company's ability to achieve national brand recognition, which could also have a material adverse effect on the Company's results of operations and financial condition.

The Company's growth relies on market acceptance.

While the Company believes that there will be significant customer demand for its products/services, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products/services which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

The Company may not pay dividends for the foreseeable future.

Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Because the Company's founders, directors and executive officers may be among the Company's largest stockholders, they can exert significant control over the Company's business and affairs and have actual or potential interests that may depart from those of subscribers in the offering.

The Company's founders, directors and executive officers own or control a significant percentage of the Company. Additionally, the holdings of the Company's directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional interest in the Company. The interests of such persons may differ from the interests of the Company's other stockholders, including purchasers of securities in the offering. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring stockholder approval, irrespective of how the Company's other stockholders, including purchasers in the offering, may vote, including the following actions:

-to elect or defeat the election of the Company's directors;

-to amend or prevent amendment of the Company's Certificate of Incorporation or By-laws;

-to effect or prevent a merger, sale of assets or other corporate transaction; and

-to control the outcome of any other matter submitted to the Company's stockholders for vote.

-Such persons' ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the Company's stock price or prevent the Company's stockholders from realizing a premium over the Company's stock price.

The Company may not have audited financial statements nor is it required to provide investors with any annual audited financial statements or quarterly unaudited financial statements.

The Company may not have audited financial statements or audited balance sheets reviewed by outside auditors. In addition, the Company is not required to provide investors in the offering with financial information concerning the Company to which the investors may use in analyzing an investment in the Company. Therefore, your decision to make an investment in the Company must be based upon the information provided to the investors in its private placement documents without financial statement information and therefore, the limited information provided herewith with which investors will make an investment decision may not completely or accurately represent the financial condition of the company. Furthermore, as a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

Natural disasters and other events beyond the Company's control could materially adversely affect the Company.

Natural disasters or other catastrophic events may cause damage or disruption to the Company's operations, international commerce, and the global economy, and thus could have a strong negative effect on the Company. The Company's business operations are subject to interruption by natural disasters, fire, power shortages, pandemics, and other events beyond the Company's control and could make it difficult or impossible for the Company to deliver services to customers and could decrease demand for the Company's services. The Company's business model involves the marketing of entertainment, including live events and creation of content originating from such events. To the extent, the entertainment industry is impacted by either the ability to create new content (e.g., the halting of events and productions) or the ability to monetize the content (e.g., content sales), the Company's business prospects could be severely hampered.

In addition, as an early stage startup, the Company relies on investments to fund operations. To the extent the Company's investment flow is interrupted by disasters or the effect they have on the economy, the Company's ability to maintain operations could be severely hampered.

In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, its impact on the global economy as well as the impact on the Company's current and potential investors, customers, employees, vendors, and industry events, all of which are uncertain and cannot be predicted. The Company has had multiple planned events cancelled due to concerns about the virus or based on governmental orders prohibiting live events, as a result of the pandemic. At this point, the extent to which COVID-19 may further impact the Company's financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, the Company may need to further limit operations and substantially modify business practices. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Company has incurred losses and may incur future losses. The Company has had years of losses. The Company expect to experience losses from operations for some time during this expansion of the league. The Company cannot predict when or if the Company will become profitable. If the Company achieves profitability, the Company may not be able to sustain it.

Company's Operating Costs May Rise. The Company has budgeted for a wide range of operating costs based on current conditions; but unforeseen conditions could cause operating costs to rise substantially. For example, stadium leasing fees, administrative costs, costs due to expansion into a new league among others may all be larger than expected. An increase in such projected costs or in other operating costs could cause the Company to be unprofitable.

The Company depends on the services of key employees, whose knowledge and connections to the Mixed Martial Arts industry would be difficult to replace. The Company currently does not have a firm plan fully detailing how to replace these persons in the case of death or disability, although this is mitigated by significant skill redundancies among the founders. The Company's success also depends on the Company's ability to recruit, train, and retain qualified personnel. The loss of the services of any of the key members of senior management, other key personnel, or the Company's inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on the Company's business, operating results, and financial condition. The business may be harmed if the Company lose the services of these people and the Company are not able to attract and retain qualified replacements.

Risks Related to State Sports Sanctioning Requirements. The Company's events are subject to abide by individual State Sports Sanctioning bodies. Promotion of Mixed Martial Arts events require a promoter's license issued by State Sports Sanctioning bodies. State regulations are subject to change and can adversely affect the Company's business model and the Company's ability to host an event.

Company could incur substantial liability in the event of accidents or injuries occurring during the events. Company holds numerous live events each year. This schedule exposes athletes and employees who are involved in the production of those events to travel and performance-related risks, the consequences of which are not fully covered by insurance. The physical nature of our events exposes our athletes to the risk of serious injury or death. Although the athletes are not employees or independent contractors for the Company. The athletes are all licensed amateur fighters responsible for maintaining their own health, disability and life insurance, the Company self-insures medical costs for the athletes for injuries sustained from the mixed martial arts bout. The Company also self-insures a substantial portion of any other liability that we could incur relating to such injuries. Liability to the Company resulting from any death or serious injury sustained by one of the athletes while competing, to the extent not covered by our insurance, could adversely affect the Company business, financial condition and operating results.

Our live events entail other risks inherent in public live events, which could lead to disruptions of our business, as well as, liability to other parties, any of which could adversely affect our financial condition or results of operations. Company holds numerous live events each year. Certain risks are inherent in competitive mixed martial arts events, as well as, the travel to and from them. Risks of travel and live events include air and land travel interruption or accidents, the spread of illness, injuries resulting from building problems, pyrotechnics or other equipment malfunction, local labor strikes and other force majeure type events. These issues, among others, could result in personal injuries or deaths, cancelled events and other disruptions to our business for which our business interruption insurance may be insufficient . Any of these occurrences could also result in liability to other parties for which we may not have insurance. Any of these risks could adversely affect the Company business, financial condition and/or results of operations.

Small Management Team.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	5,102,262	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Jesse Nunez
Issue date	12/31/17
Amount	$38,209.00
Outstanding principal plus interest	$38,209.00 as of 08/11/21
Interest rate	0.0% per annum
Current with payments	Yes

This loan represents the Founder and President's (Jesse Nunez) contribution to the Company. This loan has no maturity date and bears no interest. It is intended to be paid back once the company is deemed to be in good financial health.

Loan

Lender	Jesse Nunez
Issue date	06/15/18
Amount	$61,724.00
Outstanding principal plus interest	$58,217.02 as of 08/11/21

Interest rate	0.0% per annum
Current with payments	Yes

This loan represents the Founder and President's (Jesse Nunez) contribution to the Company. This loan has no maturity date and bears no interest. It is intended to be paid back once the company is deemed to be in good financial health.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Jesse Nunez
Amount Invested	$38,209.00
Transaction type	Loan
Issue date	01/01/18
Outstanding principal plus interest	$38,209.00 as of 01/09/20
Interest rate	0.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder and President of Company

This loan represents the Founder and President's (Jesse Nunez) contribution to the Company. This loan has no maturity date and bears no interest. It is intended to be paid back once the company is deemed to be in good financial health.

Name	Jesse Nunez
Amount Invested	$61,724.00
Transaction type	Loan
Issue date	06/16/19
Outstanding principal plus interest	$61,724.00 as of 01/09/20
Interest rate	0.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Founder and President of Company

This loan represents the Founder and President's (Jesse Nunez) contribution to the Company. This loan has no maturity date and bears no interest. It is intended to be paid back once the company is deemed to be in good financial health.

Name	Jesse Nunez
Amount Invested	$61,724.00
Transaction type	Loan
Issue date	06/15/18
Outstanding principal plus interest	$58,217.02 as of 08/11/21
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	Company's Founder and President

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a state vs state, team vs team, televised national amateur Mixed Martial Arts (MMA) tournament. We supply a fair and nationally competitive platform for amateur fighters to compete and a place for the fans of MMA to watch it all go down and meet the future champions of MMA.

We hope to see the Elite Amateur Fight League as a nationally broadcasted amateur sports league with 32 teams in States across the country, established as the lead feeder system to all of professional MMA.

Milestones

Elite Amateur Fight League, Inc. was incorporated in the State of Indiana in November 2019.

Since then, we have:

- Once in a lifetime opportunity to became an owner in the sports industry.
- Filling a gap in the multi-billion dollar MMA industry following examples set by the NCAA to develop a profitable national amateur platform.
- The Sport of MMA is only 25 years old and its natural evolution requires a national amateur organization.
- We are not an idea, a beta, and we are not looking for development money. We are positioned to scale
- Promoted over 150 amateur fighters, some have gone on to professional careers competing for the UFC, Bellator, Combate Americas, and LFA.
- "The Future Fight Here"

Historical Results of Operations

Our company was organized in November 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $24,947 compared to the year ended December 31, 2019, when the Company had revenues of $140,616. Our gross margin was 19.93% in fiscal year 2020, compared to 21.55% in 2019.

- *Assets.* As of December 31, 2020, the Company had total assets of $50,170, including $50,170 in cash. As of December 31, 2019, the Company had $14,922 in total assets, including $14,922 in cash.

- *Net Loss.* The Company has had net losses of $13,159 and net income of $5,472 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $62,587 for the fiscal year ended December 31, 2020 and $62,402 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $99,933 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Elite Amateur Fight League, Inc. cash in hand is $127,648, as of May 2020. Over the last three months, revenues have averaged $17,896/month, cost of goods sold has averaged $1,000/month, and operational expenses have averaged $5,696/month, for an average net margin of $11,200 per month. Our intent is to be profitable in 12 months.

Due to the mandated live event government shutdown we lost money in 2020. Due to the Covid 19 Pandemic we ceased operations of our live events. By doing so we cut back expenditures to the bare minimum to continue to operate and hold money in reserve for future operations. Funds were used to re-edit media and for social media marketing to stay relevant in the industry.

As the country opens up to live events and capacity limits grow we will be able to schedule and book multiple events driving more revenue. We hope (but not guarantee) a 500% increase in revenue from these additional events in the next 3-6 months. Expenses will reflect the additional events and services. We expect (but cannot guarantee) to spend approximately $120,000 through these additional expenses over the next 6 months.

Our revenue stream is largely contingent on events, which are seasonal. In 2019, we facilitated 6 events, the last of which was on June, 2019. In 2021 we will restart operations in June and expect (but cannot guarantee) to have 3 to 4 events by the end of the year.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jesse Nunez, certify that:

(1) the financial statements of Elite Amateur Fight League, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Elite Amateur Fight League, Inc. included in this Form reflects accurately the information reported on the tax return for Elite Amateur Fight League, Inc. filed for the most recently completed fiscal year.

Jesse Nunez
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://eliteamateurfightleague.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

> Financials 1
> Financials 2
> Financials 3

Appendix D: Director & Officer Work History

> Jesse Nunez
> Rob Tovar
> Scott Sinclair

Appendix E: Supporting Documents

Executed_-_2020-01-01_-_Shareholders_Agreement_-_EAFL.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- EAFL Stock Purchase Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Jesse Nunez
- Rob Tovar
- Scott Sinclair

Appendix E: Supporting Documents

Executed_-_2020-01-01_-_Shareholders_Agreement_-_EAFL.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Elite Amateur Fight League, Inc.

By

Jesse Nunez

Founder / Executive Producer,
Marine Corps Veteran

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Scott Sinclair

Officer
9/1/2021

Jesse Nunez

Founder / Executive Producer, Marine Corps Veteran
9/1/2021

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.